1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC
March 5, 2009
VIA EDGAR
Mr. Jim Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stewart Information Services Corporation— Request for Extension of Response Time to SEC Comment Letter dated February 20, 2009
Dear Mr. Rosenberg:
     We refer you to your letter to Stewart Information Services Corporation (the “Company”) dated February 20, 2009 (the “Comment Letter”) containing the follow-up comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Form 10-Q for the quarterly period ended September 30, 2008 (File No. 001-02658).
     We are writing to request an extension to respond to the Comment Letter until March 20, 2009, as the Company needs additional time to formulate thorough and appropriate responses to the Comment Letter.
     We appreciate the Staff’s cooperation in this matter.
     Please telephone me at (713) 625-8761 with any questions or comments you may have.

Very truly yours, Brian Glaze Principal Accounting Officer